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                                                               Exhibit (a)(5)(C)


            QUIPP, INC. ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

         Miami, FL, May 24, 2001 - Quipp, Inc. (Nasdaq: QUIP) announced today the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m. on May 23, 2001. Quipp expects to purchase 550,000 shares of Quipp Common Stock at a purchase price of $20.00 per share, or a total of $11,000,000. Due to over-subscription, Quipp expects the final proration factor for shares tendered at $20 per share to be approximately 55.75%. For this purpose, shares tendered at $20 per share will include shares tendered by those persons who indicated, in their letter of transmittal, that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

         The price per share and the proration factor are preliminary and subject to verification by American Stock Transfer & Trust Company, the depositary for the tender offer. The actual price per share and the proration factor will be announced promptly following completion of the verification process. After the determination of the actual price per share and the proration factor, the depositary will issue payment for the shares accepted under the tender offer and return all shares not accepted.

         Quipp, Inc. commenced the tender offer on April 25, 2001, when it offered to purchase up to 550,000 shares of its Common Stock at a price between $20 and $23 per share, net to the seller in cash, without interest. As a result of the completion of the tender offer, Quipp expects to have approximately 1,400,000 shares issued and outstanding as of the time immediately following payment for the tendered shares.

         Lazard Freres & Co. LLC acted as dealer manager for the tender offer.
D. F. King & Co., Inc. acted as information agent for the offer.

         Quipp, Inc., through its subsidiary, Quipp Systems, Inc., designs, manufactures and installs material handling equipment to facilitate the automated bundling and movement of newspapers from the printing press to the delivery truck.